December 11, 2020

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Elena Stojic, Esq

VIA EDGAR

Re:	Registrant:	Loomis Sayles Funds II
	File No.:	811- 06241
	Filing Type:	Form N-1A

Dear Ms. Stojic:

This letter responds to additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by WebEx on December 10, 2020, regarding the post-effective amendment to the Loomis Sayles Funds II (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles International Growth Fund (the “Fund”), which was filed with the Commission on October 1, 2020 (the “Registration Statement”), and the Fund’s comment response letter dated December 8, 2020, responding to the comments of the Staff received by WebEx on November 13, 2020. For your convenience, we have summarized the additional comments below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

1.

Comment. Please define what the Fund considers to be a “large capitalization company” either in the “Fund Summary” section of the prospectus (in response to Item 4 of Form N-1A) or in the section “More About Goals and Strategies” (in response to Item 9 of Form N-1A).

Response. In response to this comment the Registrant has revised the first paragraph of the “Principal Investment Strategies” section of the prospectus as follows:

Under normal market conditions, the Fund will invest primarily in equity securities, including common stocks and depositary receipts. The Fund will primarily invest in securities of companies that maintain their principal place of business or conduct their principal business activities outside the U.S., companies that have their securities traded on non-U.S. exchanges or companies that have been formed under the laws of non-U.S. countries. The Fund will invest in securities that provide exposure to no fewer than three countries outside the U.S. including companies located in emerging markets. Notwithstanding the foregoing, the Adviser does not consider a security to be foreign if it is included in the U.S. equity indices published by S&P Global Ratings or Russell Investments or if the security’s country of risk defined by Bloomberg is the U.S. ~~The Fund focuses on stocks of large capitalization companies, but the Fund may invest in companies of any size.~~

2.

Comment. In the second paragraph of the “Principal Investment Strategies” section, please revise to disclose in greater detail the Adviser’s investment selection and portfolio construction process. For example, the prospectus states that the Adviser seeks to invest in companies with “sustainable competitive advantages and long-term structural growth drivers” as well as “companies that trade at a significant discount to the estimate of intrinsic value”, but does not explain the analysis that the Adviser considers in making these determinations. It is unclear how the Adviser evaluates growth potential. We also note that the disclosure does not provide any detail on the portfolio construction constraints or parameters the Adviser will follow. Please revise as appropriate.

Response. In response to this comment the Registrant has revised the second paragraph of the “Principal Investment Strategies” section of the prospectus as follows:

~~The Fund normally invests across a wide range of sectors and industries.~~ The Fund’s portfolio manager employs a growth style of equity management, which means that the Fund seeks to invest in companies with sustainable competitive advantages versus others, long-term structural growth drivers that will lead to above-average future cash flow growth, attractive cash flow returns on invested capital, and management teams focused on creating long-term value for shareholders. The Fund’s portfolio manager also aims to invest in companies when they trade at a significant discount to the estimate of intrinsic value (i.e., companies with share prices trading significantly below what the portfolio manager believes the share price should be).

3.

Comment. In the fourth paragraph of the “Principal Investment Strategies” section, the disclosure states that the Fund may also engage in foreign currency transactions. Please change “may” to “will” if the Fund will engage in foreign currency transactions as a principal investment strategy.

Response. The Registrant notes that the Adviser will determine whether or not to hedge currency risk for each transaction based on the Adviser’s assessment of whether hedging would be in the Fund’s best interest, consistent with prudent investment management. Accordingly, the Registrant respectfully submits that the ability to engage in foreign currency transactions for hedging purposes is a principal investment strategy, even if the Adviser determines not to hedge currency risk in all transactions. In response to this comment the Registrant has revised the fourth paragraph of the “Principal Investment Strategies” section as follows:

The Fund may also engage in foreign currency transactions (including foreign currency forwards and foreign currency futures) for hedging purposes, invest in options for hedging and investment purposes and invest in securities issued pursuant to Rule 144A under the Securities Act of 1933 (“Rule 144A securities”). ~~Under normal market conditions, the Adviser does not intend to hedge currency risk, which may cause the Fund to incur losses that would not have been incurred had the risk been hedged.~~ The Fund is not limited in the percentage of its assets that it may invest in these instruments.

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete
Assistant Secretary
Loomis Sayles Funds II

cc:	Russell Kane, Esq.
Michael G. Doherty, Esq.
John M. Loder, Esq.